SUB-ITEM 77E:  Legal Proceedings

On June 2, 2011, a complaint was filed
against Hartford Investment Management
Company in the United States District
Court of Connecticut (Deutsche Bank Trust
Company Americas v. Aetna, Inc., ING
Investment Trust Co., Milan E. Chilla,
Hartford Investment Management Co., and
UBS AG (D. Conn.)). In a similar action, plaintiffs filed a complaint listing The
Hartford Index HLS Fund, which was merged into HIMCO VIT Index Fund in October,
2014, as members of the defendant class
(The Official Committee of Unsecured
Creditors of Tribune Company v.
Fitzsimons, et al. (Bankr. D. Del.)). The complaints relate to the bankruptcy of the Tribune Company, which was a public company that repurchased its shares in a leveraged buyout in 2007, but entered bankruptcy a year later. The plaintiffs in each case allege that the repurchase of shares acted as a fraudulent transfer.
The plaintiffs in each case seek to
recover from each class member the amount of consideration received in the buyout.
The Hartford Index HLS Fund held 23,987
shares and received $815,558 in the
buyout. The Hartford Index HLS Fund is
listed as a member of the defendant
shareholder class in an exhibit to the
Complaint. Each action was transferred to the United States District Court for the
Southern District of New York. In
September 2013, the court dismissed the
Deutsche Bank Trust Company Americas
action, and this dismissal was affirmed
in March 2016 by the United States Court of Appeals for the Second Circuit. In The
Official Committee of Unsecured Creditors of Tribune Company action, the court in January 2017 granted the motion to dismiss filed in 2014 by the shareholder defendants. As a result, the shareholder defendants, including The Hartford Index
HLS Fund, have all now been dismissed
from the case. Because other non-
shareholder defendants remain in the
lawsuit, the dismissal order is not
immediately appealable by the plaintiff, but an eventual appeal is expected. The
Hartford, on behalf of the Fund, intends to continue to vigorously defend these actions.